Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH JANUARY 31, 2007

1. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   1.1 Materials relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

   A. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due January 2009, dated January 3, 2007.

   B. Final Terms relating to the issuance of EUR 2,500,000 Floating Rate Notes due 2010, dated January 17, 2007.

   C. Final Terms relating to the issuance of GBP 500,000,000 Floating Rate Notes due 2011, dated January 31, 2007.

2. OTHER PUBLIC DISCLOSURE

   2.1 Press releases through January 31, 2007.



Crédit Agricole S.A.
File No. 82-34771



Exhibit 1.1A

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due 2009

January 3, 2007

Please see attached.

Final Terms dated 3 January 2007



Crédit Agricole S.A.
acting through its London branch

Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 172
TRANCHE NO: 1

Euro 300,000,000 Floating Rate Notes due January 2009 (the "Notes")

Issued by: Crédit Agricole S.A., acting through its London branch (the "Issuer")

DEUTSCHE BANK AG, LONDON BRANCH

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006 and 29 December 2006 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus and the supplements to the Base Prospectus are available for viewing [on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	172
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount::		
	(i)	Series:	EUR 300,000,000
	(ii)	Tranche:	EUR 300,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date :	5 January 2007
	(ii)	Interest Commencement Date :	Issue Date
8	Maturity Date:		5 January 2009
9	Interest Basis:		Floating Rate (further particulars specified in item 16 below)

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not applicable
12	Put/Call Options:	Not applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Board resolution of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	5 April, 5 July, 5 October and 5 January in each year from and including 5 April 2007 up to and including the Maturity Date; each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	Target and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	Applicable
	(Condition 5(b)(iii)(B))	

– Relevant Time:	11.00 a.m. Brussels time
– Interest Determination Date:	Second TARGET Business Days prior to the first day in each Interest Accrual Period
– Primary Source for Floating Rate:	Reuters page EURIBOR01
– Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
– Relevant Financial Centre:	*Euro-zone*
– Benchmark:	3-month EURIBOR
– Representative Amount:	Not Applicable
– Effective Date:	Not Applicable
– Specified Duration:	Not Applicable
(viii) ISDA Determination:	
– Floating Rate Option:	Not Applicable
– Designated Maturity:	Not Applicable
– Reset Date:	Not Applicable
- ISDA Definitions (if different from those set out in the Conditions):	Not Applicable
(ix) Margin(s):	Not Applicable
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction: (Condition 5(h))	Actual/360, adjusted
(xiii) Rate Multiplier:	Not Applicable
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in its sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17 **Zero Coupon Note Provisions**	Not Applicable

18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes: New Global Note:	**Bearer Notes:** No Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note

25	Financial Centre(s) or other special provisions relating to Payment Dates:	Target and London The first sentence of Condition 7(h) shall be deemed deleted and replaced with the following: "If any date for payment in respect of any Note or Coupon is not a business day, the Noteholder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or delayed payment".
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreeement (if any):	Not Applicable

	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	Deutsche Bank AG, London branch, Winchester House, 1Great Winchester, London EC2N 2DB, United Kingdom
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1. RISK FACTORS

Not Applicable

2. LISTING

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 5 January 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 5,000

3. RATINGS

Not Applicable

4. NOTIFICATION

Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	EUR 300,000,000
(iii) Estimated total expenses:	As set out in paragraph 2(iii) of this Part B

7. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility	No
ISIN Code:	XS0280778233
Common Code:	028077823
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 1.1B

Final Terms relating to the issuance of EUR 2,500,000 Floating Rate Notes due 2010

January 17, 2007

Please see attached.

Final Terms dated 17 January 2007



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 2,500,000,000 Floating Rate Notes due 2010 (the "Notes")
under the EUR 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 173

TRANCHE NO: 1

CALYON CORPORATE AND INVESTMENT BANK

DRESDNER KLEINWORT

FORTIS BANK

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006 and 29 December 2006 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Directive 2003/71/EC (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (*www.credit-agricole-sa.fr*), on the website of the Luxembourg Stock Exchange (*www.bourse.lu*) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	173
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 2,500,000,000
	(ii)	Tranche:	EUR 2,500,000,000
5	Issue Price:		99.989 per cent. of the Aggregate Nominal Amount. As provided in the Base Prospectus, the Notes may be resold to investors at prevailing market prices, which may be less than the Issue Price.
6	Specified Denomination(s):		EUR 100,000
7	(i)	Issue Date:	19 January 2007
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		The Interest Payment Date falling on or nearest to 19 January 2010
9	Interest Basis:		Floating Rate (further particulars

		specified at paragraph 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Board resolution of the Issuer dated 16 May 2006 and *décision d'émission* dated 17 January 2007
14	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	As per the Conditions
	(ii) Specified Interest Payment Dates:	Interest payable quarterly in arrear on 19 January, 19 April, 19 July, and 19 October in each year commencing on 19 April 2007 up to, and including, 19 January 2010, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (Brussels Time)
	— Interest Determination	

		Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
		— Primary Source for Floating Rate:	Reuters page 248
		— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
		— Relevant Financial Centre:	Euro-Zone
		— Benchmark:	EURIBOR
		— Representative Amount:	Not Applicable
		— Effective Date:	Not Applicable
		— Specified Duration:	Three (3) months
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	+ 0.04 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h)):	Actual/360
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	Nominal Amount
	In cases where the Final Redemption	

	Amount is Index-Linked or other variable-linked:	Not Applicable
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal Amount
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption:	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**
	New Global Note :	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed to be

		issued) outside France
31	Consolidation provisions:	Not Applicable
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	CALYON DRESDNER BANK AG LONDON BRANCH FORTIS BANK N.V.-S.A.
	(ii) Stabilising Manager(s) (if any):	CALYON
34	If non-syndicated, name and address of Dealer:	Not Applicable
35	Additional selling restrictions:	Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: OLIVIER NICOLAS

PART B – Other Information

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 19 January 2007.
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,000
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the Issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

2 RATINGS

Ratings:	The Notes have been rated: Standard & Poor's: AA- Fitch Ratings: AA Moody's Investors Service.:Aa2

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus.
(ii)	Estimated net proceeds:	EUR 2,499,725,000
(iii)	Estimated total expenses:	As set out in paragraph 1(iii) of this Part B

5 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0282728129

Common Code:	28272812
Depositaries:	
(i) Euroclear France to act as Central Depositary:	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg:	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable



CREDIT AGRICOLE S.A.

Adresse postale
75710 Paris cedex 15

Letter from the Issuer to the Common Depositary

To: Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA
United Kingdom
(in its capacity as Common Depositary)

Cc: Dresdner Bank AG London Branch and
Fortis Bank n.v.-s.a.

c/o CALYON
9, quai du Président Paul Doumer
92920 Paris La Défense Cedex

Crédit Agricole S.A. Head Office
91 – 93 Boulevard Pasteur
75015 Paris
France
Attention: Claude Rosenfeld

19 January 2007

Dear Sirs

Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000 Euro Medium Term Note Programme
Issue of Euro 2,500,000,000 Floating Rate Notes
due 2010 (the "Notes")

We have arranged for the delivery to you (in your capacity as Common Depositary) of the duly executed and authenticated Temporary Global Note and the Permanent Global Note in respect of the Notes. We hereby irrevocably authorise and instruct you forthwith to hold the Temporary Global Note:

(a) in safe custody for our account until such time as you give irrevocable instructions for the payment of Euro 2,499,725,000 to Crédit Agricole S.A. Paris, SWIFT code: AGRIFRPP, for the account of Crédit Agricole S.A., London branch (SWIFT code: AGRIGB2L), account number: 20000000726 for value 19 January 2007;

(b) thereafter to hold it in escrow until the net subscription funds have been paid; and

(c) thereafter to hold it for the account of Euroclear Bank S.A./N.V. and Clearstream Banking, *société anonyme*.

We further irrevocably authorise and instruct you to hold the Permanent Global Note for the account of Citibank N.A., London office as issuing agent in respect of the Notes.

Yours faithfully

Crédit Agricole S.A., acting through its London branch

By:

Olivier Nicolas
Directeur de la Gestion Financière

Exhibit 1.1B

Final Terms relating to the issuance of GBP 500,000,000 Floating Rate Notes due 2011

January 31, 2007

Please see attached.

Final Terms dated 31 January 2007



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of GBP 500,000,000 Floating Rate Notes due 2011 (the "Notes")
under the EUR 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 174

TRANCHE NO: 1

BARCLAYS CAPITAL

CALYON CORPORATE AND INVESTMENT BANK

DEUTSCHE BANK

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006 and 29 December 2006 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Directive 2003/71/EC (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (*www.credit-agricole-sa.fr*), on the website of the Luxembourg Stock Exchange (*www.bourse.lu*) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	174
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Sterling ("**GBP**")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	GBP 500,000,000
	(ii)	Tranche:	GBP 500,000,000
5	Issue Price:		100.036 per cent. of the Aggregate Nominal Amount.
6	Specified Denomination(s):		GBP 50,000
7	(i)	Issue Date:	2 February 2007
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		The Interest Payment Date falling on or nearest to 2 February 2011
9	Interest Basis:		Floating Rate (further particulars specified at paragraph 16 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable

12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Board resolution of the Issuer dated 16 May 2006 and *décision d'émission* dated 31 January 2007
14	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	As per the Conditions
	(ii) Specified Interest Payment Dates:	Interest payable quarterly in arrear on 2 February, 2 May, 2 August and 2 November 2007, in each year commencing on 2 May up to, and including, 2 February 2011, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London and TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (London Time)
	— Interest Determination Date:	The first day in each Interest Period
	— Primary Source for Floating Rate:	Reuters Page LIBOR01
	— Reference Banks (if Primary Source is	

A07335051

	"**Reference Banks**"):	Not Applicable
	— Relevant Financial Centre:	London
	— Benchmark:	The London inter-bank offered rate ("**LIBOR**") for Sterling deposits
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
	(viii) ISDA Determination:	Not Applicable
	(ix) Margin(s):	+ 0.05 per cent. per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h)):	Actual/365
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	GBP 50,000 per Note of GBP 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons	

	(Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	GBP 50,000 per Note of GBP 50,000 Specified Denomination
(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption:	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note :	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued outside France
31	Consolidation provisions:	Not Applicable
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	BARCLAYS BANK PLC CALYON DEUTSCHE BANK AG, LONDON BRANCH
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:		Not Applicable
35	Additional selling restrictions:		Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.6590 producing a sum of:	Euro 758,725,341.4

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: OMAR ISMAEL AGUIRRE

PART B – Other Information

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 2 February 2007.
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,680
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the Issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

2 RATINGS

Ratings:	The Notes have been rated: Standard & Poor's: AA- Fitch Ratings: AA Moody's Investors Service.:Aa2

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus.
(ii)	Estimated net proceeds:	GBP 500,180,000
(iii)	Estimated total expenses:	As set out in paragraph 1(iii) of this Part B

5 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0284781605

Common Code:	028478160
Depositaries:	
(i) Euroclear France to act as Central Depositary:	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg:	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery free of payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

A07335051

Exhibit 2.1

Press releases issued by Crédit Agricole

Through January 31, 2007

Please see attached.

Press release

Calyon brings innovation to the convertible bond market

Paris - January 2, 2007 – Calyon has successfully issued 50 million euros of Fund Convertible Bonds, a new type of synthetic convertible bond, exchangeable into shares of an equity mutual fund.

A very innovative instrument in the convertible bond market

Dedicated to convertible investors, this Fund Convertible Bond is structured in a way very similar to classical convertibles, while the underlying is made of shares in an equity mutual fund instead of shares of an individual listed company. As for classical convertibles, fund convertible bonds give holders the choice between either being redeemed in cash at par at maturity, or receiving a given number of shares of the underlying mutual fund at maturity or before.

With a 5-year maturity and a guaranteed 1.00% yearly coupon, this newly issued exchangeable bond displays an attractive 20% conversion premium and benefits from a guaranteed liquidity clause by the issuer. In the present case, the underlying fund is Schroder ISF Euro Equity, and the conversion option may be exercised on a quarterly basis by bondholders and settled in cash.

Why is the instrument attractive to convertible investors ?

"Our clients are looking for further diversification in their convertible portfolios and this new type of convertible bond provides them with a number of benefits" says Charles de La Rochefoucauld of Calyon equity and fund derivatives division:

- low conversion premiums, thanks to the lower volatility of equity mutual funds compared to single stocks volatilities;
- access to dividends, since the underlying mutual funds usually capitalise dividends paid on their equity portfolios;
- access to highly diversified stock pickings across all sectors and geographies, including small and mid-caps, with the ability to select best-in-class equity stock pickers and asset managers."

The concept is also appealing to those equity asset managers not yet present on the convertible segment: the same technology will allow them, with a very limited extra investment, to easily build a convertible fund directly deriving from their own equity fund.

Moreover, the technology will open the road for convertible investors to potentially access other asset classes such as commodities mutual funds, real estate, alternative asset management.

"The success of this first issuance is very encouraging, and we expect many more investors to materialise an interest in fund convertibles" added Charles de La Rochefoucauld.

- End -

This press release does not constitute an offer or an invitation by or on behalf of Calyon to subscribe for or to puchase any convertible bonds mentioned above.

The disclosure and/or the distribution of this press release may be restricted by law in certain jurisdictions. Persons into whose possession this press release may come must inform themselves about, and observe, any such restrictions.

This press release does not constitute an offer of securities in the United States. The securities may not be offered or sold within the United States without registration in compliance with the US Securities Act of 1933, except in certain transactions exempt from the registration requirements. Calyon has not and will not register the securities under the US Securities Act of 1933. The securities have not been and will not be offered or sold within the United States.

About Calyon

Calyon is Credit Agricole's Corporate and Investment Banking entity. With a staff of 13,000 employees in more than 55 countries, Calyon is active in a broad range of Capital Markets, Investment Banking and Financing activities.

Equity and Fund Derivatives is one of Calyon's core businesses, with 280 professionals based across Europe, Asia and Americas covering more than 40 countries worldwide.
It handles the trading, sale and arbitrage of equity derivatives, index derivatives, simple or complex structured products, warrants, certificates and convertible bonds.
Its products are based on a vast array of underlying instruments including stock market indexes, individual equities traded on the main stock markets in Europe, the United States and Asia, mutual funds, hedge funds, hybrid underlyings involving equities, volatility, equity dividends and correlation. To strengthen its structuring capacities and structured fund management, Crédit Agricole established Crédit Agricole Structured Asset Management (CASAM), a 50/50 joint venture between Crédit Agricole Asset Management (CAAM) and Calyon.

See www.calyon.com

About Schroders

Schroders is an international asset management group created in 1804, which today manages 181.1 billion euros (as of 30 September 2006) over all asset classes and geographical zones.
Specialist in managing products with high added value, Schroders counts 2350 partners in 26 countries (35 offices). Schroders' office in France opened in 2001 and today manages almost 4 billion euros for French clients. With 11 people, the Schroders team in France offers investment solutions to French institutional clients, corporates, banks, private banks, funds of funds and platforms.

See www.schroders.com


CALYON
CORPORATE AND INVESTMENT BANK


GENERALE

Press release

Paris, 9 January 2006

Calyon and Société Générale plan to merge their brokerage activities currently carried out by Calyon Financial and Fimat

Calyon and Société Générale have entered into exclusive negotiations regarding a possible merger of their brokerage activities, currently carried out by Calyon Financial and Fimat respectively.

The newly formed entity would be a world leader in execution and clearing of listed financial futures and options (number 3 in the US in particular)[1]. This combined group would provide access to more than 70 derivatives exchanges to an international base of institutional clients. It would also be a major player in interdealer brokerage of listed or OTC derivatives and cash products such as prime brokerage services.

The combination of both parties' customer base, as well as their respective products and services, would ensure the new group's competitiveness in the coming years as well as creating a strong potential for cross-selling.

The considered merger would be jointly controlled by Société Générale and Calyon, with headquarters located in Paris.

The two groups will commence mutual due-diligence processes, with the aim of signing a definitive agreement. Prospects for the newly created group would be presented at the time of signing of the definitive agreement. The project will be subject to a consultation of employee representatives.

Press contacts:

Calyon : Bertrand Hugonet, bertrand.hugonet@calyon.com, tel +33 1 41 89 30 44
Société Générale : Jolyon Barthorpe, jolyon.barthorpe@sggims.com , tel +33 1 56 37 88 17

[1] Ranking based on customer segregated funds on US markets and customer amounts required on foreign markets as of 31/10/2006 (Source CFTC).

Calyon Financial
Calyon Financial offers the capacity to their institutional clients, to intervene on over 60 financial and commodities markets, and proposes a number of real time electronic negotiating systems in addition to STP (Straight through processing) solutions integrating the front, back and middle offices.
Calyon Financials' teams consist of more than 900 employees across 16 offices located in the world largest financial centers. Calyon is a wholly owned subsidiary of Calyon S.A, Investment Bank of Credit Agricole group

Fimat
Fimat, a wholly-owned subsidiary of Société Générale, has more than 1 850 employees over 25 financial marketplaces and is a member of 45 derivatives exchanges and 19 exchanges around the world. At the end of September 2006, Fimat achieved a worldwide market share of 6.4% on the main derivatives exchanges for which the company or its subsidiaries are members.


CALYON
CORPORATE AND INVESTMENT BANK


SNC•LAVALIN
Capital

CRÉDIT AGRICOLE GROUP

Paris, 10th January 2007

Press release

Calyon and SNC-Lavalin Capital close USD 640 M Algerian power mandate

Calyon and SNC-Lavalin Capital announce that they have successfully completed their respective co-advisory mandates for the structuring of USD 640M project finance debt for Shariket Kahraba Hadjret En Nouss S.p.A. (SKH), a company 51% owned by Algerian Utilities International Limited (AUIL), and 49% by three subsidiaries of the Government of Algeria: Sonatrach, Sonelgaz and Algerian Energy Company. AUIL is equally owned and managed by SNC-Lavalin Constructors International Inc. and Mubadala Development Company, Abu Dhabi.

The USD 640M debt represents the largest limited-recourse project finance in Algeria funded in dinars through Algerian banks. It will be used for the implementation of the Hadjret En Nouss 1,227 MW thermal power plant. The construction contract was awarded to SNC-Lavalin Constructors International Inc. in 2006 and the plant is under construction.

The lenders are Banque Extérieure d'Algérie (BEA), Banque Nationale d'Algérie (BNA), Caisse Nationale d'Épargne et de Prévoyance (CNEP) and Crédit Populaire d'Algérie (CPA).

This closing brings the total amount of debt financing advised and/or arranged by SNC-Lavalin Capital in Algeria over the past three years to above USD1.7 billion. SNC-Lavalin Capital also arranged export credit financing for the Skikda 825 MW thermal power plant in 2004 and advised on the Taksebt Water project in 2005.

This mandate recognises Calyon's project finance advisory capabilities as well as Calyon's familiarity with the Algerian market, where Calyon has received in June 2006 authorisation to establish Calyon Algérie, a corporate and investment bank with a capital of DZD 2.5 Billion (USD 35M). This new establishment reinforces the range of services Calyon can offer its clients by providing access to the local bank market.


Eurofactor
GROUPE CRÉDIT AGRICOLE





Press release

The 2007 Eurofactor Barometer — a touch of optimism

More than 3,000 European companies reflect the leading trends in 2007

- ***Nearly half of all SMEs in Europe forecast revenue growth for 2007.***
- ***Without being over the top, the outlook on recruitment in Europe looks good, which should have a favourable impact on the job market. This trend is more pronounced in Belgium.***
- ***Investment is expected to continue to grow, but more for raising productivity than expanding production capacity.***
- ***Raw materials and energy prices are key concerns for European SMEs, although fears of an oil crunch are no longer on the agenda.***
- ***Three quarters of all European companies reported outstanding accounts in 2006, with French companies being the least affected.***
- ***Payment time stabilised in 2006; Germany and the UK, countries that already scored highest in prior years, increased their lead in this area.***
- ***Financing needs are expected to increase slightly. Access to credit is judged easy everywhere, except in Spain.***
- ***German and French SMEs lag behind in the field of environmental protection.***

Issy-les-Moulineaux, 11 January 2007 — The results of 2007 Eurofactor Barometer, which surveyed over 3,000 companies with between 6 and 500 employees in seven European countries (Germany, Belgium, France, Spain, Italy, Portugal and the UK), provides reasonable grounds for optimism in 2007.

The survey was conducted by the CSA polling organisation in partnership with the AFDCC (*Association Française des Credit managers and Conseils, or French Association of Credit Managers and Advisors*).

Business, employment, profitability: a fairly positive outlook

The general outlook seems favourable (with the percentage of companies expecting sales growth being significantly higher than the percentage of companies expecting lower sales). In certain countries, however, companies show a relative degree of pessimism with regard to their forecasts reflecting the difficult business climate they experienced in 2006:

- Portugal, a country that had trouble keeping government finance under control in the past, has been pursuing an energetic policy of fiscal restraint that has hit household spending.
- In Italy, where the indicators covered by the survey point to stagnation, industry suffers from direct competition from a number of emerging economies, particularly China.
- Germany has been on the brink of deflation for several years. Domestic demand has been penalised by widespread wage restraint, job creation has fallen victim to the race for productivity, whilst consumers have mainly borne the brunt of the recent reforms. The improved business climate mentioned by German companies thus pertains more to manufacturing and services (probably driven by B-to-B contracts with major exporting companies).

- The Eurofactor Barometer suggests greater confidence among French SMEs-SMIs. Although the French economy may not be in outstanding shape, growth has held up thanks to sustained consumer spending, made possible by increased borrowing. As with the upturn in Germany, the confidence evinced by French SMEs-SMIs seems to be moving into line at last with economic fundamentals, after the excessively glum atmosphere that marked 2005. Even so, industry in France has not picked up entirely, with service and trading companies being the most confident.
- Belgium is the country with the brightest outlook on jobs, with 36% of all companies planning to recruit and only 5% expecting to cut back on staff.
- As key indicators point down, the Spanish economy appears to be slowing, although growth remains quite strong.
- Finally, the UK shows the greatest confidence in the business environment, with 90% of all companies surveyed expressing a positive outlook.

Whilst only a minority of companies forecast considerably higher profit margins, if we include those predicting a moderate rise in margins, the optimists far outnumber the pessimists. On the whole, European companies are expecting a slight improvement in profitability. They are undoubtedly hoping that their efforts carried out over the past two years (de-leveraging, restructuring, raising productivity) coupled with sales growth will generate higher profit margins.

The improved prospects for top and bottom line growth are expected to have a positive impact on employment (with disparities between countries, as in the past). In the vast majority of the countries surveyed, the companies with optimistic staffing forecasts largely outnumbered the pessimists, but this trend is less pronounced in Germany, Portugal and Italy.

Three important points stand out:

1. The anticipated improvement in employment lags behind business growth in all the countries surveyed. Employment figures are particularly low in Italy and Portugal, and show near-stagnation in Spain.
2. The majority of companies (between 59% and 80%, depending on the country) expect their workforce to remain unchanged. As in 2005, we are still dealing with a modest upturn on the job market that has not yet produced anything like the peaks seen in 2000.
3. The German economy is starting to pick up in this respect, after a long period in which companies concentrated on raising productivity. A new wave of recruitment in the country could stimulate the much-awaited take-off of domestic demand — still the Achilles heel of the country's economic acceleration.

Higher investments forecast for 2007

Investment is expected to continue its upward climb. The Eurofactor Barometer shows that the percentage of companies planning to invest more in 2007 is infinitely higher than companies planning to scale back investment. However, this percentage is lower than in the previous year, suggesting that the pace of investment growth will level off.

Moreover, given that there is no sign of production capacity tightening, it can safely be predicted that investment in new capacity will remain low, the bulk of new outlays being used to upgrade existing plant and equipment. This corroborates the assumption that the drive for higher productivity is still a key feature in corporate strategies today. Indeed, boosting productivity is cited as a top strategic priority in dealing with competition from emerging countries.

The survey reveals that in four countries namely Spain, Italy, Belgium and the UK, some 40% of all companies plan to raise capital expenditure.

Along with Portugal and Germany, France is the most cautious; only 29% of French companies forecast larger investment budgets. One might have expected a greater urge to catch up in a country whose companies have kept their investment programmes lean for several years now.

Concerns of European companies

- ***Raw materials and energy***

The past few quarters have seen a sharp hike in the price of raw materials. Although this has been mitigated so far by greater productivity, wage restraint and margin cuts, companies are legitimately worried that there may be further price rises to come. Additionally, SMEs–PMIs find it more difficult to pass on higher production costs to their customers. As in the previous year, close to nine out of ten German companies accused higher energy prices of putting them at a disadvantage, a view shared by only 56% of the French companies surveyed.

- ***Competition from emerging countries***

Competition from emerging countries is a concern shared by most top executives at European SMEs-SMIs, with the Italians being in the forefront. In 2006, however, this concern clearly waned. The main emerging countries targeted as serious competitors were China and, to a lesser extent, the new European Union member states (the NEMs). The relatively greater concern in Germany about the NEMs may be chiefly explained by their geographical proximity and to widespread relocation of production capacity to those countries in the past.

- ***The trend in labour legislation***

The trend is labour legislation also remains a major concern of corporate executives in Europe. Somewhat ironically, this is the number one concern voiced by British employers. It is also the second leading concern of French SME–PMI heads.

Payment time can vary ...

On average, a European SME–SMI is paid within two and a half months, but large differences can be seen. The UK and Germany, already with the best results in this area, have made further progress, with payment time dropping respectively to 45 and 49 days (down from 52 and 51 last year). France and Belgium show stable performance with 66 and 62 days respectively. In contrast, Portugal is losing ground; it now ranks the lowest, with average payment time of 95 days (just after Italy, with 94 days), i.e. 12 days longer than in 2005. The public sector has heavily contributed to this trend toward later payment, above all in Italy (111 days), Portugal (109 days) and Spain (100 days).

According to the Eurofactor Barometer, a stabilisation process in payment is under way. The European economic climate improved in 2006 for virtually all economic agents (individuals, privately owned companies and the public sector). For this reason, business customers are less inclined to attempt off-loading their difficulties on to suppliers by delaying payment.

... and so can collection policies

Time limits for initiating collection processes also vary considerably. Although at least 80% of all European SMEs-SMIs initiate a collection procedure, the proportion is lower in Spain and Portugal (three quarters in 2005). The European record in this area is shared by Germany, the UK and Belgium (91% in each case).

There are also great disparities in late payment charges. In Germany and, to a lesser extent, Belgium, such charges are commonplace (respectively 47% and 36% of all companies charge interest on late payments). Mediterranean countries are less strict, given that only 22% of all companies in Italy and Spain, and only 20% in Portugal, charge for late payment. As for French and British companies, they may be considered the most indulgent of all, as only 15% of them charge for late payment. In these two countries, the change from 2005 to 2006 was similar as well (respectively + 4% and + 2%).

In 2007, European companies will need funding

Financing needs is expected to continue growing, but slower than in the preceding year. In all the countries surveyed, there are many more companies that foresee greater financing needs than those anticipating less. In France, almost one out of every four companies (23%) expects to have greater financing needs, whereas only 10% anticipate lower needs.

The solutions adopted in this area vary from country to country. Bank overdrafts are widely used in Germany (46% of all SMEs) and the UK (57%), as are supplier lead-time negotiations. Italy is the country that makes the most extensive use of discounts (59%), whilst 52% of all Spanish companies make use of accounts receivable financing (as under France's Dailly Act).

Outstanding accounts: three quarters of European companies are exposed

The Eurofactor Barometer shows that almost three quarters of all European companies are directly exposed to the risk of outstanding accounts, which represent on average 0.9% of sales.

Germany is the country in which SMEs–SMIs would appear to be most affected (85% of all German companies have unsettled bills, putting the country just ahead of Portugal). In Germany, total outstanding accounts amount to 1.2% of revenues.

****

Environmental protection: from awareness to actually implementing a corporate strategy

Although the issue of ensuring a sustainable environment and managing resources and energy looms increasingly large in political and economic discussion across Europe, the adoption and implementation of strategies or plans for protecting the environment by SMEs is less clear-cut.

Surprisingly enough, Portugal is in first place. A full 68% of its SMEs (all categories combined) have already adopted environmental protection policies. The country is followed by the United Kingdom, Italy and Spain, where respectively 62%, 61% and 57% of all companies have done likewise. In Belgium, slightly under half of all companies have adopted such an approach (48%). France shares last place with Germany, a country that despite its pioneering efforts in the ecology achieves only a 38% rate on this scale.

Preparations for company transfer: great national disparities

Questioned on the prospects of a change in shareholders or owners in the next five years, the vast majority of SME–PMI heads in Spain and Portugal (93% and 94%) declared that they do not expect any changes of major shareholder. In contrast, one out of five companies should be changing hands over the next five years in Italy, and one out of four in France and the UK.

The survey further shows that, for companies facing such a transfer in the next five years, German corporate heads are the most cautious of all. Close to two out of every three of them have already made their succession decisions. Next come the British and Spanish corporate heads, with over half of them prepared for a change in five years, whereas that is true of less than half of their Belgian and Italian counterparts. The French and the Portuguese are the least concerned with planning ahead, as only one out of every three companies in France and Portugal has succession plans.

Subsidies: low familiarity, uneven requests

Multiple subsidies available to companies exist in a variety of forms. Companies can be assisted on the basis of their business sector, their geographic area, at various administrative levels (town, region, country, Europe), etc. SMEs–SMIs state that they are relatively unfamiliar with such programmes, particularly in Germany (61%), Italy (57%) and France (56%), whereas 66% of the Spanish companies surveyed claim to be well acquainted with them.

The number of companies actually making use of available subsidies also varies considerably. Whilst 54% of all companies in Spain and 45% in Belgium follow through with their requests, this is true of only just over a third of all companies in the UK and Portugal, barely a quarter of all companies in France and Germany, and only 22% of all companies in Italy.

Although administrative complexity is not put forward as the decisive factor in this respect, it does, however, discourage one out of every five French companies, one out of every four Italian companies and one out of every three German companies from obtaining such subsidies.

****

Survey details and graphs available in electronic format on request.

About Eurofactor

Eurofactor, Europe's foremost integrated factoring network, is a member of the Crédit Agricole S.A. group. Eurofactor supports all companies in their business development. It offers trade receivables management solutions tailored to their strategy, their business sector, their size and client profile, both in France and abroad, notably through a pan-European service called European Pass®.

Decrease of Crédit Agricole S.A.'s stake in Intesa Sanpaolo

Paris, 22 January 2007

Crédit Agricole S.A. announced that on 21 January it sold in a block trade, 432 millions ordinary Intesa Sanpaolo shares, representing approximately 3.6 per cent of ordinary shares and voting rights of the group, for a total amount of €2,506 million.

After this transaction, inline with the announcement on 12 October of Crédit Agricole S.A.'s intention to reduce it stake in the new Italian banking group, it now holds (excluding trading positions) about 649 millions ordinary shares and circa 92 millions saving sl representing 5.8 per cent of the capital and 5.5 per cent of the Intesa Sanpaolo voting rights.

Reach all 2007 press re


CRÉDIT AGRICOLE S.A.



Press release

Crédit Agricole S.A. partners with Ubifrance to strengthen support for French SMEs on export markets

Paris, 22 January 2007 — Georges Pauget, CEO of Crédit Agricole S.A., is to sign today a partnership agreement with Louis-Michel Morris, Director General of Ubifrance, France's international business development agency, aimed at providing greater support for small and midsized enterprises (SMEs) on export markets. The agreement, concluded under the auspices of Foreign Trade Minister Christine Lagarde, optimises the fit between both groups' activities.

This partnership between Crédit Agricole, France's largest corporate bank, and its main provider of export assistance aims to provide operational support for SMEs so that they can conquer export markets more efficiently.

SMEs that bank with Crédit Agricole can now benefit not only from the local and international services of its Regional Banks, but also from the advice provided by Ubifrance, the regional directorates for foreign trade, and the Economic Missions of the foreign trade ministry.

Under the terms of the partnership, SMEs can access Ubifrance's expert services – documentation, legal and tax hotline, foreign press bureau, market development and communication activities, etc. – at special rates.

Additionally, an innovative 18-month export coaching programme will be trialled in four regions of France, and later extended to the rest of the country. The programme, which combines the regional, national and international expertise of Ubifrance and Crédit Agricole, consists in analysing companies' strengths and weaknesses and then preparing an action plan and monitoring it throughout the implementation period.

With this partnership, Crédit Agricole will be able to expand its range of international services and address the specific issues facing SMEs when seeking to export, including the search for information and market opportunities and marketing activities, enabling these companies to obtain advice that meets their needs more effectively.

Board of Directors: Corrado Passera's decision

Paris, 23 January 2007

The board of directors of Crédit Agricole S.A. today announced that, at its next meeting on 31 January 2007, it will acknowled
Corrado Passera's decision to step down from the board in accordance with the request of the Italian Antitrust authorities.

The chairman of the board, René Carron, would, in the meantime, like to express his gratitude to Corrado Passera for his commi
and contribution to the Group. Since his election to the board in May 2002, he has seen the Group through all the key steps in its
development, both in France and internationally.

Reach all 2007 press re


INTESA SANPAOLO
CRÉDIT AGRICOLE S.A.

Press release

Intesa Sanpaolo and Crédit Agricole S.A. not to pursue Asset management partnership

Turin, Milan, Paris 24th January 2007 – In the wake of the decision of the Italian Competition Authority "AGCM" issued on 20th December 2006, Intesa Sanpaolo S.p.A. and Crédit Agricole S.A. have decided not to pursue their asset management European project and to dissolve their asset management partnership (CAAM sgr).

This will be done in accordance with the terms disclosed in Banca Intesa and Crédit Agricole S.A.'s press releases issued on 11th October 2006, and in compliance with regulations in force.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Intesa Sanpaolo S.p.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to a valid exemption from registration.



Paris, 25 January 2007

Crédit Agricole Asset Management announces the opening of a Sydney Office and the appointment of a Country Head for Australia and New Zealand

Confident in the strong potential of the Australian and New Zealand markets, Crédit Agricole Asset Management (CAAM) group, which has more than €520 billion assets under management worldwide, announces the opening of a sales and representative office in Sydney, to be headed by Richard Borysiewicz.

Richard Borysiewicz joins CAAM from Skandia Australia where he was Executive Director and Head of Sales and Marketing. Prior to this, Richard spent three years as Head of Institutional Sales and Client Services at BT Fund Management and the previous nine years with Rothschild Australia Asset Management, where he was promoted from Head of the Retail Business to Director of Institutional Services in 1999. Born in 1960, Richard graduated from the University of New South Wales with a BA in Economics and has completed the Executive Development Programme at Kellogg Business School in Chicago.

Commenting on the opening of the Sydney office, Richard Borysiewicz, the Country Head for Australia and New Zealand, declares "*I am delighted to be joining CAAM and playing a major part in the development of the group in these two important markets. The Australian pension fund market is one of the largest in the world and I am certain that this new development, combined with CAAM's longstanding experience in the Asia-Pacific region and its recognized fund management capabilities, will further contribute to the group's initial success in Australia and New Zealand. Our primary focus will be the institutional market, aiming at delivering high quality sales and client servicing to CAAM's existing and future clients.*"

Jean-Yves Colin, Executive Vice President of CAAM and responsible for the Asia-Pacific region, adds "*We are very pleased to welcome Richard on board; his depth of experience and knowledge of the Australian and New Zealand markets will be a great asset to CAAM. Richard will be in charge of presenting CAAM Group's overall expertise to local institutions and investment consultants. CAAM's key asset management capabilities relevant for these two markets include global fixed income, absolute return, currency, funds of hedge funds, Asian equities and structured products.*"

Richard Borysiewicz will also oversee the setting up of the company in Sydney, with the support of Frédéric Destor, who is relocating from CAAM's headquarters in Paris. Frédéric will coordinate between CAAM's different centres of expertise around the world and more specifically in Asia. This organisation will enable CAAM to provide the best level of service to its Australian and New Zealand clients.

About Crédit Agricole Asset Management

Crédit Agricole Asset Management ("CAAM") is part of the Crédit Agricole group, the sixth largest banking corporation in the world in terms of Tier One capital (source: July 2006 issue of "The Banker"). Crédit Agricole is a leading banking group with a large international presence in more than 60 countries. It has a credit rating of AA with FitchRatings, Aa2 with Moody's and AA- with Standard & Poors.

The Crédit Agricole Asset Management group (CAAM group) has €522.2 billion total assets under management (as of 30/09/2006) and over 2,230 employees including 549 investment professionals dedicated to portfolio management. CAAM group is one of the major asset managers in Continental Europe and leads the French mutual funds market*. It has developed a broad range of skills and local operational units, with eight management centres worldwide (Paris, London, Milan, Madrid, Hong Kong, Singapore, Tokyo and Seoul).

In the Asia Pacific region, CAAM employs over 190 people. Operating through offices in Hong Kong, Singapore, Tokyo, Beijing and a joint venture company (Nonghyup-CA ITMC) in Seoul, CAAM locally manages its assets on behalf of institutions, private banks and leading fund distributors.
Mandates range from regional equities and single country funds to global and Asian bonds, currencies and absolute return/balanced portfolios with some of the longest track records in the market. Assets managed and sourced in Asia Pacific totaled €17.4 billion at the end of September 2006.

(*)Mutual funds marketed in France – source: Europerformance-Fininfo at end September 2006

www.ca-assetmanagement.com



Press release

Personal services (*services à la personne*): the Crédit Agricole Group launches an innovative new range

Paris, 30 January 2007 — Georges Pauget, CEO of Crédit Agricole S.A., and Jean-Yves Hocher, Director of the Insurance Division at Crédit Agricole S.A. today announced, in the presence of Jean-Louis Borloo, Minister for Employment, Social Cohesion and Housing, the launch of a range of personal services from the Crédit Agricole Group. France's leading banking group plans to give this new business area a real kick-start and to make itself a key player in this market. The Crédit Agricole Group is aiming to provide these services to 10% of its clients, or some 800,000 households within the next five years.

As France's leading retail bank, the Crédit Agricole Group has a unique competitive advantage: the fit between Crédit Agricole Regional Banks and the LCL network. For this reason it has created two national personal services brands:

- **Crédit Agricole Services à la Personne,**
- **LCL Services à la Personne.**

The Crédit Agricole Group wants to build a position in very high-level services. The two Group brands are therefore organised on an **integrated model** the purpose of which is to go far beyond merely putting clients in touch with service providers.

A single service platform, dedicated to the two Crédit Agricole Group brands, will provide the optimum level of service to clients:

- **Simplicity**: services are entirely "hassle free" for clients, who do not have to take on the status of an employer.
- **Efficiency** in the solution offered to the client thanks to a substantial network of service providers.
- **Quality**: with a network of service providers approved under the Borloo Plan and rigorously vetted for the quality of service and of their staff.
- **Peace of mind** from the selection of a service provider through the provision of the service to after sales support.

Crédit Agricole Group's two banking networks will offer distinct ranges of services under their own brands:

> *Mission Services* for the Crédit Agricole Regional Banks
The offering will cover a range of different levels of service, depending on a client's requirements:

- *Mission Pratique* (practical): the "essentials" aimed mainly at young working people without children,
- *Mission Familles* (families) and *Mission Confort* (comfort): two 'core' offerings designed for families or households without children,
- *Mission Bien-vivre* (well-being): a "special" offering for people with special needs.



These offerings will cover both the regular and one-off needs of clients. They are accessible on payment of a subscription, which gives access to an unlimited number of services. The monthly subscription varies between €8 and €12, or €4 to €6 after the associated tax reduction. A trail formula will allow clients to try out the services or to meet one-off needs.

> ***Groom Services*** for LCL (*Valet Services*)
This offering comprises a single formula giving access to either recurrent or one-off services through payment of a monthly subscription €12 (€6 after tax reduction).

All the services offered through the *Crédit Agricole Services à la Personne* and LCL *Services à la Personne* brands are clearly specified to the client through a **quality charter** that guarantees:

- a priority relationship with a Service Advisor, a single point of contact, available by telephone from Monday to Saturday from 8am to 8pm;
- complete transparency: information, estimates and pricing scales can be provided to the client on demand;
- total respect for the privacy and confidentiality of all information concerning the client;
- a relationship of trust with all service providers thanks to a service agreement;
- totally secure payment: payment by *chèque emploi service universel* (CESU) or by bank transfer.

In the launch phase the offering of both bank networks will be available through branches, which are the main entry point offered by the networks to their clients. Ordering of services can then be carried out either by telephone (calls charged at €0.15 inc tax per minute), or by the internet (www.ca-servicesalapersonne.fr and servicesalapersonne.LCL.fr).

The launch schedule is as follows:

- from February 2007 for Crédit Agricole,
- from April 2007 for LCL,

The launch will take place in specific regions, initially covering **sixteen French départements**.

Subsequent development

- Marketing of the offering throughout France, i.e. through 9,000 outlets, from 2008.
- Subscriptions will be made available using distance banking channels: internet and phone banking.
- Crédit Agricole will act as CESU issuer for both the Crédit Agricole and LCL networks.
- Specific dedicated offerings will be developed for companies, local authorities and professionals.
- The personal offering will gradually be extended to other services (not covered by the Borloo plan), depending on customer requirements.

END